UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Index to Exhibits

Exhibit No.	Description

99.1	Quarterly report for the quarterly period ended September 30, 2015, prepared for distribution to the holders of the 8.625% Senior Notes due 2019 of UCI International, LLC (formerly UCI International, Inc.)

99.2	Quarterly earnings release dated November 10, 2015 prepared for the information of the holders of the 8.625% Senior Notes due 2019 of UCI International, LLC

99.3	Credit Agreement, dated as of September 30, 2015, among UCI International, LLC, the subsidiary borrowers from time to time parties thereto, UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, the several lenders from time to time parties thereto and Credit Suisse AG, Cayman Islands Branch, as an Issuing Lender and as Administrative Agent and Collateral Agent.

99.4	ABL Guarantee and Collateral Agreement, dated as of September 30, 2015, made by UCI Holdings Limited, UCI International, LLC and certain subsidiaries of UCI Holdings Limited from time to time parties thereto, in favor of Credit Suisse AG, Cayman Islands Branch, as Collateral Agent.

99.5	Copyright Security Agreement, dated as of September 30, 2015, between Airtex Products, LP and Credit Suisse AG, Cayman Islands Branch, as Collateral Agent.

99.6	Patent Security Agreement, dated as of September 30, 2015, among Airtex Products, LP, Champion Laboratories, Inc. and Credit Suisse AG, Cayman Islands Branch, as Collateral Agent.

99.7	Trademark Security Agreement, dated as of September 30, 2015, among Airtex Products, LP, ASC Industries, Inc., Champion Laboratories, Inc. and Credit Suisse AG, Cayman Islands Branch, as Collateral Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: November 10, 2015	By:	/s/ Ricardo F. Alvergue
Name: Ricardo F. Alvergue
Title: Chief Financial Officer

2